

James Rector · 3rd in

CEO at RC Cubed Inc.

Santa Cruz, California · 500+ connections · **Contact info**

 **RC Cubed, Inc.**

 **Washington State U**

Featured



RCcubed - The Book.pdf

A Case Study and Model that shows the power of using services to transform.

Experience



CEO

RC Cubed, Inc.

Mar 2009 – Present · 11 yrs 4 mos

4410 Gladys Avenue, Santa Cruz, CA 95062

RC Cubed Inc. accelerates the adoption of avoidable cost technologies across portfolios of properties that profitably reduce greenhouse gases. We provide Energy Consumption Analysis outline viable Conservation Measures, and Create, Engineer, and Fund Renewable Energy systems for property owners with portfolios across North America.



Meet RC Cubed

Partner

RectorConsulting

Apr 2000 – Jan 2008 · 7 yrs 10 mos

Technology and business development consulting.



VP Sales - consultant to CEO

Lexalytics, Inc.

2007 – 2008 · 1 yr

Helped create awareness of new technology with established brands in Entertainment, Technology and PR industry while attempting to validate text analytics platform as new revenue source. Great people, great technology, growing company.



Director, Business Development

Concentric

May 1993 – Sep 1999 · 6 yrs 5 mos

Developed national sales team, 15 major markets

Education



Washington State University

English-Business, BA

1983 – 1987

University of Copenhagen, DIS

International Business, Transfer of Technology program

1986 – 1986

Skills & Endorsements

Business Development · 32

 Endorsed by **Pete Negri and 1 other who is highly skilled at this**

 Endorsed by **2 of James' colleagues at Concentric Health Experience**

Solar Energy · 28

 Endorsed by **Scott Sullivan and 2 others who are highly skilled at this**

Strategy · 27

 Endorsed by **Scott Sullivan and 3 others who are highly skilled at this**

 Endorsed by **3 of James' colleagues at Concentric Health Experience**

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